SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1){1}


                                PRT Group Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   693579104
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            / / Rule 13d-1(b)

            / / Rule 13d-1(c)

            /X/ Rule 13d-1(d)


**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 693579104                       13G                 Page 2 of 9 Pages

 1    NAMES OF REPORTING PERSONS
      IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Douglas K. Mellinger

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                               (b) / /

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


          NUMBER OF          5    SOLE VOTING POWER
           SHARES                 2,054,708 shares
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 2,054,708 shares
            WITH             8    SHARED DISPOSITIVE POWER
                                  0 shares


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,054,708 shares

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              /X/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.2%

 12   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693579104                       13G                 Page 3 of 9 Pages

 1    NAMES OF REPORTING PERSONS
      IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gregory S. Mellinger

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                               (b) / /

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


          NUMBER OF          5    SOLE VOTING POWER
           SHARES                 2,067,080 shares
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 2,067,080 shares
            WITH             8    SHARED DISPOSITIVE POWER
                                  0 shares


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,067,080 shares

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              / /

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.3%

 12   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693579104                       13G                 Page 4 of 9 Pages

 1    NAMES OF REPORTING PERSONS
      IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul L. Mellinger

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                               (b) / /

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


          NUMBER OF          5    SOLE VOTING POWER
           SHARES                 2,044,980 shares
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 2,044,980 shares
            WITH             8    SHARED DISPOSITIVE POWER
                                  0 shares


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,044,980 shares

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              / /

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.2%

 12   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           PRT Group Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           PRT Group Inc.
           342 Madison Avenue, 11th Floor
           New York, New York   10173

Item 2. (a)-(c) Name, Address of Principal Business Office and Citizenship of Persons Filing. This statement is filed on behalf of the persons named in paragraphs 1 through 3 below (collectively, the "Reporting Persons"). The written agreement by the Reporting Persons to the joint filing of this statement is attached hereto as Exhibit A. The following information is furnished with respect to each of the Reporting Persons.

          1.   Douglas K. Mellinger

                    Douglas K. Mellinger
                    c/o PRT Group Inc.
                    342 Madison Avenue, 11th Floor
                    New York, New York   10173
                    Citizenship:   United States of America

          2.   Gregory S. Mellinger

                    Gregory S. Mellinger
                    c/o PRT Group Inc.
                    342 Madison Avenue, 11th Floor
                    New York, New York   10173
                    Citizenship:   United States of America

          3.   Paul L. Mellinger

                    Paul L. Mellinger
                    209 33rd Street
                    Manhattan Beach, California   90266
                    Citizenship:   United States of America

          (d) Title of Class of Securities: Common Stock, par value $.001 per share

          (e)  CUSIP Number:   693579104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          Not applicable

Item 4.   Ownership.

          The aggregate number and percentage of outstanding shares of common stock, par value $.001 per share, of PRT Group Inc. (the "Shares") beneficially owned by each of the Reporting Persons are set forth below.

          1.   Douglas K. Mellinger*

               (a)  Amount Beneficially Owned: 2,052,708

               (b)  Percent of Class:   11.2%

               (c)  Number of Shares to which such person has:

                    (i)  sole power to vote or direct the vote:   2,052,708

                    (ii) shared power to vote or direct the vote:   0

                    (iii)sole power to dispose or to direct the disposition
                         of:   2,052,708

                    (iv) shared power to dispose or to direct the
                         disposition of:   0

                * This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Douglas K. Mellinger expressly declares that the filing of this schedule shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of (i) the 13,332 shares of Common Stock owned by his wife as custodian for his daughters under the NY-UTMA, or (ii) the 30,417 shares of Common Stock owned by the Mellinger Foundation, a charitable foundation of which Mr. Mellinger is a Director. Mr. Mellinger has not agreed to act together with such persons for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and he disclaims membership in any "group" with such persons with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

          2.   Gregory S. Mellinger

               (a) Amount Beneficially Owned:   2,065,080

               (b) Percent of Class:   11.3%

               (c) Number of Shares to which such person has:

                  (i)  sole power to vote or direct the vote:   2,065,080

                  (ii) shared power to vote or direct the vote:   0

                  (iii)sole power to dispose or to direct the disposition
                       of: 2,065,080

                  (iv) shared power to dispose or to direct the disposition
                       of:  0

          3.   Paul L. Mellinger

               (a) Amount Beneficially Owned:   2,044,980

               (b) Percent of Class:   11.2%

               (c) Number of Shares to which such person has:

                  (i)  sole power to vote or direct the vote:  2,044,980

                  (ii) shared power to vote or direct the vote:  0

                  (iii)sole power to dispose or direct the disposition of:
                       2,044,980

                  (iv) shared power to dispose or to direct the disposition
                       of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          The identity of each member of the group is set forth in Exhibit B hereto.

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

                             SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:    February 9, 1999

                                         /s/ Douglas K. Mellinger
                                         ----------------------------
                                         Douglas K. Mellinger



                                         /s/ Gregory S. Mellinger
                                         -----------------------------
                                         Gregory S. Mellinger



                                         /s/ Paul L. Mellinger
                                         -----------------------------
                                         Paul L. Mellinger